

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-mail
Mr. James E. Harris
Senior Vice President, Shared Services and Chief Financial Officer
Coca-Cola Bottling Co. Consolidated
4100 Coca-Cola Plaza
Charlotte, North Carolina 28211

> **Re:** **Coca-Cola Bottling Co. Consolidated**
> **Form 10-K for the Fiscal Year Ended December 29, 2013**
> **Filed March 14, 2014**
> **File No. 000-09286**

Dear Mr. Harris:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director